UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 12)

                              THOUSAND TRAILS, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   917326-10-0
                                 (CUSIP Number)

                                 IRIS B. ROSKEN
                       CARL MARKS MANAGEMENT COMPANY, L.P.
                              135 EAST 57TH STREET
                               NEW YORK, NY 10022
                                 (212) 909-8405

                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                  JUNE 2, 2002

             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                                              Page 1 of 10 pages

---------------------                                        -------------------
CUSIP NO. 917326-10-0             SCHEDULE 13D/A             Page 2  of 10 Pages
---------------------                                        -------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Carl Marks Strategic Investments, L.P.
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Delaware
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     3,153,848 shares**
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       3,153,848 shares**
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,153,848 shares**
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    45.6%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
    --------------------------------------------------------------------------

---------------------                                        -------------------
CUSIP NO. 917326-10-0             SCHEDULE 13D/A             Page 3  of 10 Pages
---------------------                                        -------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Carl Marks Strategic Investments II, L.P.
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Delaware
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     -0-
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       -0-
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    -0-
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    -0-
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
    --------------------------------------------------------------------------

---------------------                                        -------------------
CUSIP NO. 917326-10-0             SCHEDULE 13D/A             Page 4  of 10 Pages
---------------------                                        -------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Carl Marks Management Company, L.P.
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    AF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Delaware
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     3,153,848 shares**
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       3,153,848 shares**
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,153,848 shares**
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    45.6%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
    --------------------------------------------------------------------------

---------------------                                        -------------------
CUSIP NO. 917326-10-0             SCHEDULE 13D/A             Page 5  of 10 Pages
---------------------                                        -------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Andrew M. Boas
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    AF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     48,269 shares
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     3,156,436 shares**
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       48,269 shares
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     3,156,436 shares**
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,204,705 shares**
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    46.1%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

---------------------                                        -------------------
CUSIP NO. 917326-10-0             SCHEDULE 13D/A             Page 6  of 10 Pages
---------------------                                        -------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Robert C. Ruocco
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    AF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER

     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     3,153,848 shares**
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     3,153,848 shares**
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,153,848 shares**
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    45.6%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

---------------------                                        -------------------
CUSIP NO. 917326-10-0             SCHEDULE 13D/A             Page 7  of 10 Pages
---------------------                                        -------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    James F. Wilson
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    AF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER

     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     3,153,848 shares**
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     3,153,848 shares**
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,153,848 shares**
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    45.6%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

     This Amendment No. 12 to Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock"), issued by Thousand Trails, Inc. (formerly USTrails Inc.), a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 2711 LBJ Freeway, Suite 200, Dallas, Texas 75234.

     This Amendment to Schedule 13D is being filed pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act "). This Amendment further amends a
Schedule 13D, dated January 9, 1992, as previously amended by Amendment No. 1, dated February 7, 1992, Amendment No. 2, dated November 7, 1992, Amendment No. 3, dated March 9, 1993, Amendment No. 4, dated June 30, 1994, Amendment No. 5, dated August 12, 1996, Amendment. No. 6, dated December 12, 1996, Amendment No. 7, dated December 27, 1996, Amendment No. 8, dated November 6, 1997, Amendment No. 9, dated April 22, 1999, Amendment No. 10, dated July 26, 1999, and Amendment No. 11, dated March 8, 2001 (the "Original Schedule 13D" ).

     Except as amended hereby, the responses in the Original Schedule 13D remain unchanged.

ITEM 2. IDENTITY AND BACKGROUND

     (a) In addition to the Reporting Persons named in the Original 13D, this Amendment to Schedule 13D is being filed by James F. Wilson, who is a general partner of the General Partner in addition to Messrs. Boas and Ruocco.

     (b) The principal business of Mr. Wilson is acting as general partner of the General Partner. The business address of Mr. Wilson is 135 East 57th Street, New York, New York 10022.

     (c) During the last five years, Mr. Wilson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (d) During the last five years, Mr. Wilson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (e) Mr. Wilson is a citizen of the United States of America.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date hereof, Partnership I owned beneficially 3,153,848 shares of Common Stock, constituting approximately 45.6% of the outstanding shares. In its capacity as general partner of Partnership I, such shares may be deemed also owned beneficially by the General Partner and, in their capacity as general partners of the General Partner, by Messrs. Boas, Ruocco and Wilson.

     As of the date hereof the Reporting Persons owned beneficially the following respective aggregate amounts and approximate percentages of the outstanding shares of Common Stock: (i) Partnership I, 3,153,848 shares (45.6%);
(ii) the General Partner, 3,153,848 shares (45.6%); (iii) Mr. Boas, 3,204,705 shares, including options to purchase 36,700 shares (46.1%); and (iv) each of Messrs. Ruocco and Wilson, 3,153,848 shares (45.6%). Partnership II no longer owns any shares of Common Stock.

     (c) On June 2, 2002, Partnership II completed the sale to the Company of 1,140,481 shares of Common Stock, at a price (net) of $8.41 per share, pursuant to the Company's tender offer made to all shareholders of the Company.

     Except as aforesaid, or as previously reported in the Original Schedule 13D, no transactions in the Common Stock were effected by any of the Reporting Persons within the past sixty (60) days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Reference is made to the Offer to Purchase of the Company, dated May 1, 2002 (filed as Exhibit (a)(1)(A) to the Schedule TO of the Company, filed with the Commission on or about May 1, 2002) for a description of the Company's tender offer for Common Stock and certain matters in connection therewith, including the agreement of Partnership II to tender its shares.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: June 18, 2002


                                     CARL MARKS STRATEGIC INVESTMENTS, L.P.
                                     By: Carl Marks Management Company, L.P.,
                                         General Partner


                                     By: /s/ Andrew M. Boas
                                         ---------------------------------------
                                         Andrew M. Boas, a General Partner


                                     CARL MARKS STRATEGIC INVESTMENTS II, L.P.
                                     By: Carl Marks Management Company, L.P.,
                                         General Partner


                                     By: /s/ Andrew M. Boas
                                         ---------------------------------------
                                         Andrew M. Boas, a General Partner


                                     CARL MARKS MANAGEMENT COMPANY, L.P.

                                     By: /s/ Andrew M. Boas
                                         ---------------------------------------
                                         Andrew M. Boas, a General Partner


                                         /s/ Andrew M. Boas
                                         ---------------------------------------
                                         ANDREW M. BOAS


                                         /s/ Robert C. Ruocco
                                         ---------------------------------------
                                         ROBERT C. RUOCCO


                                         /s/ James F. Wilson
                                         ---------------------------------------
                                         JAMES F. WILSON